GOOGLE INC.

1600 Amphitheatre Parkway

Mountain View, California 94043

November 18, 2004

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Re:	Google Inc. (the “Company”)

Registration Statement on Form S-1

Initially filed August 4, 2004

File No. 333-117934

Ladies and Gentlemen:

In connection with the Company’s request for acceleration of the effective date of its registration statement on Form S-1 (File No. 333-117934) (the Registration Statement), the Company acknowledges that the disclosure in the Registration Statement is the responsibility of the Company. The Company acknowledges that staff comment or changes to the Registration Statement in response to staff comment may not be asserted as a defense in any proceeding which may be brought by any person with respect to whether the prior issuances of common stock and options were in violation of the Securities Act of 1933, as amended. The Company also represents to the Securities and Exchange Commission (the “Commission”) that should the Commission or the staff acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the Company represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges, that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement.

Sincerely, GOOGLE INC.

/s/ DAVID C. DRUMMOND
David C. Drummond Vice President of Corporate Development, Secretary and General Counsel